

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 13, 2017

Mr. Yu Han
Chief Executive Officer
Dragon Victory International Limited
Suite B1-901, No. 198, Qidi Road
Xiaoshan District, Hangzhou, PRC

> **Re: Dragon Victory International Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed January 31, 2017**
> **File No. 333-214932**

Dear Mr. Han:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Our Lack of Bad Debt Policy Regarding our Accounts Receivables May Result in our Operation Experiencing Lack of Cash Flow Funds, page 15

1. We note your disclosure that you do not have a bad debt policy with respect to your accounts receivable. Please revise your filing to clarify this statement as we note your allowance for doubtful accounts accounting policy footnote disclosures on pages 52, F-10 and F-34.

Our Lack of Related Party Transaction Policy May Negatively Affect our Revenues and Business Operation, page 15

2.   We note your disclosure that currently you do not have an internal policy with respect to related party transactions. Please revise to explain when you intend to have an internal policy. Additionally, expand your risk factor to include the following information from your filing:

- that you currently do not make nor do you plan to make any working capital advances to Mr. Han or his affiliates in the future and such other prior related party investments are not a part of your core strategic objective as noted on page 48; and
- that upon establishment of the audit committee at the consummation of this offering, the audit committee will be required to review and approve in advance and related party transactions, including transactions involving WFOE or Long Yun as noted on page 61.

We are Not in Full Compliance with PRC Regulations and May be Subject to Administrative Penalties and Loss of our Business Permit, page 15

3.   We note your disclosure that Hangzhou Longyun did not file tax returns for fiscal years 2015 and 2016. We also note that as of September 30, 2016 and March 31, 2016 you have taxes payable totaling $457 thousand and $188 thousand, respectively. We also note from your income tax footnotes on pages F-22 and F-48 that most of your taxes are due to the Peoples Republic of China (PRC). Please revise to explain the reason(s) why you have not filed your tax returns, when you intend to file them, and what you anticipate the tax payments to be. In addition, please expand your risk factor disclosure to help investors better understand what the risk of losing your business license or imposition of criminal penalties due to failure to file tax returns would mean for your business. Also, if the potential fines or fees would represent amounts exceeding your available cash balances, disclose this fact.

If we are ultimately considered a Foreign Invested Enterprise … , page 18

4.   You disclose here that Mr. Yu Han beneficially and indirectly owns 69.1% of your outstanding voting securities. Elsewhere you disclose that Mr. Yu Han beneficially owns 72.5% of your outstanding voting securities. Please revise to resolve this inconsistency.

Principal Shareholders, page 85

5.   We note your disclosure that Honesty Heart sold an aggregate of 19,900,000 shares to three non-affiliated parties. Based upon the beneficial ownership levels presented in the table on page 85, it appears that 7,400,000 of those 19,900,000 shares were sold by Destiny Links, beneficially owned by Ms. Koulin Han. Please revise your disclosure to clarify the source or sources of the shares sold to the non-affiliated parties.

6.   Please revise to provide a more detailed description of the transaction or transactions pursuant to which the 19,900,000 shares were sold. Specifically, please describe how the buyers were solicited, any negotiations that took place prior to the sale and any documents that were shared with the prospective buyers, the material terms of any agreement or agreements between the relevant parties (including the price pursuant to which the shares were sold), and the relationships among the parties, if any. In an appropriate section of the filing, please disclose whether the 19,900,000 shares will be subject to a lock up agreement.

7.   You disclose in footnote (2) to the beneficial ownership table that there "is no familial relationship nor business relationship between Mr. Yu Han and Ms. Koulin Han." To the extent that Ms. Han also participated in the sale to the three un-affiliated parties, and given her passive role in the management of the company, please revise to disclose how Ms. Han was made aware of the potential sale to the unaffiliated parties and the role she played in negotiating the private sale.

Passive Foreign Investment Company, page 108

8.   We understand that one of the reasons for the delay in filing tax returns as noted in the risk factor "We are not in full compliance with PRC Regulations…" on page 15, is that your fiscal year end (3/31) does not coincide with the calendar year end for purposes of making the required tax filings. Your disclosure here, however, indicates that your PFIC determination is based on your operations and the composition of your assets during your taxable year ending March 31, 2016. Please advise or otherwise revise your disclosure to eliminate this discrepancy. In addition, please explain to us whether failure to make the required tax filings and pay related taxes would have any implication on how you evaluated the composition of your assets in arriving at a determination that you do not believe you were a PFIC for the taxable year ending March 31, 2016.

Financial Statements

9.   Please revise your financial statements to retroactively present share and per share amounts for the reverse stock split that will happen immediately prior to the effectiveness of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Ying Li, Esq.
       Joan Wu, Esq.
       Hunter Taubman Fischer & Li LLC